Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: February 13, 2014

The following is the internal full-year results presentation made available by AMEC to its employees on February 13, 2014:

Collaborating, improving and growing - to ‘2015 and beyond’ 2013 results employee cascade

Important information Forward-looking statements This presentation contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements. AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise. This presentation is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This presentation is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom. In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of AMEC and Foster Wheeler (the “prospectus/proxy statement”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays. The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions. SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER. The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC's website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com. This presentation does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction. Participants in the Solicitation AMEC, Foster Wheeler and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed offer. Information about AMEC’s directors and executive officers will be made available in the registration statement on Form F-4 when filed. Information about Foster Wheeler's directors and executive officers is available in its Form 10-K for the year ended December 31, 2012 dated March 1, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus/proxy statement and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the prospectus/proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

Did you know? You should link your PDR objectives to ‘collaborating, improving and growing’ to see how you can impact the overall strategy Collaborating, improving, growing, and so achieving This presentation will: give you a brief overview of our full year financial results, showing you the highlights of 2013 explain how well we are delivering our Vision 2015 growth strategy talk about how we see the journey beyond 2015 consider how you can help AMEC achieve its success

2013 – good performance continues By continually delivering excellence, we inspire trust and loyalty in our customers Progress on acquisitions EBITA up 3% at £343 million Revenue at £4 billion Average number of employees around 29,000 Order book at record £4.1 billion Strong cash conversion

2013 KPIs – the delivery supporting the results

HSSE

	Q1	Q2	Q3	Q4
Zero Lost Time Incidents	Exceeds target	Needs improvement	Needs improvement	Needs improvement
10% improvement on best ever TRCF and AIFR	Meets target, on track	Exceeds target	Exceeds target	Exceeds target
Visible, felt leadership	Meets target, on track	Meets target, on track	Meets target, on track	Meets target, on track
Benchmarking against our standards	Meets target, on track	Meets target, on track	Meets target, on track	Meets target, on track
Emergency preparedness roll-out	Meets target, on track	Meets target, on track	Meets target, on track	Meets target, on track

People

	Q1	Q2	Q3	Q4
Performance Review implemented	Needs improvement	Meets target, on track	Meets target, on track	Meets target, on track / Needs improvement
Improve employee retention	Exceeds target	Meets target, on track	Meets target, on track	Meets target, on track
Development of our people for the future	Meets target, on track	Meets target, on track	Meets target, on track	Meets target, on track
Improve employee engagement	Exceeds target	Meets target, on track	Meets target, on track	Meets target, on track
Your manager engages with your development	Meets target, on track	Meets target, on track	Meets target, on track	Meets target, on track

Customers

	Q1	Q2	Q3	Q4
Enhance customer satisfaction through feedback and learning	Meets target, on track	Meets target, on track	Meets target, on track	Meets target, on track
Increase win to bid ratio	Meets target, on track	Meets target, on track	Meets target, on track	Meets target, on track
Achieve repeat business with existing customers	Meets target, on track	Meets target, on track	Meets target, on track	Meets target, on track
Extend customer base	Meets target, on track	Meets target, on track	Meets target, on track	Meets target, on track

Money

	Q1	Q2	Q3	Q4
Achieve revenue target	Meets target, on track	Meets target, on track	Meets target, on track	Meets target, on track
Achieve EBITA target	Meets target, on track	Meets target, on track	Needs improvement	Meets target, on track
Achieve cash flow target	Needs improvement	Needs improvement	Needs improvement	Exceeds target
Achieve backlog target	Meets target, on track	Meets target, on track	Meets target, on track	Exceeds target

Project delivery

	Q1	Q2	Q3	Q4
Customer relationship training implemented	Meets target, on track	Meets target, on track	Meets target, on track	Meets target, on track
Project & peer reviews and assurance plans implemented to plan	Meets target, on track	Meets target, on track	Meets target, on track	Meets target, on track
Supplier management	Meets target, on track	Meets target, on track	Meets target, on track	Meets target, on track
Project delivery policy implementation on track	Meets target, on track	Meets target, on track	Meets target, on track	Meets target, on track
Improved delivery efficiency	Meets target, on track	Meets target, on track	Meets target, on track	Meets target, on track

2015 and beyond

	Q1	Q2	Q3	Q4
Progress	Meets target, on track	Meets target, on track	Meets target, on track	Meets target, on track



Achieving
Collaborating
Improving
Growing

Exceeds target | Meets target, on track | Needs improvement

5

Spotlight on HSSE in 2013 We completed a very strong year in our HSSE performance with many outstanding achievements and project milestones All Injury Frequency Rate (AIFR) and Total Recordable Case Frequency Rate (TRCF) were at the best ever recorded rate within AMEC demonstrating consistent continuous improvement over the last 5 years In our 2014 Beyond Zero Journey Plan: we will focus on Inspired Leadership and the robustness of our assurance plans We will also focus on improving the way we capture and share lessons learned across our businesses Watch out for the winners of the 2013 HSSE awards! “You can have all policies and procedures in the world, but unless you believe in them, they’re just a piece of paper.” Donnie Nicholson, Delivery Manager, Azerbaijan (COP-WC project in Baku achieved over 20 million man-hours Lost Time Incident free over three years)

Vision 2015 – growing into our markets We work in over 40 countries, in four markets made up of 11 sectors 7 Mining 12% Environment & Infrastructure 14% Clean Energy 24% Oil & Gas 50% Revenue by markets Revenue by business units

Vision 2015 – getting closeso what’s next? The next stage of AMEC’s journey, ‘2015 and beyond’, was launched at the global conference in 2012 What we want to achieve 2015 and beyond: Enhance our position in our four chosen markets Increase our capabilities and the range of services we offer to our customers Expand our geographic presence, particularly in Growth Regions How can we ensure we achieve this? By collaborating, improving, growing See the following slides for specific examples To be the partner of choice for our customers, the employer of choice for our employees and the company of choice for investors

Growing “It’s great to have the option to call on people from elsewhere in AMEC who have the skills the client needs.” Amir Khan, Projects Control Manager, Kuwait Collaborating and supporting our customers “We’re providing so many unbelievable things and sometimes I think, hey, AMEC can do everything.” Oliver Schuck, Practice Area Lead in Information Management, Germany What else can you share about collaboration? For more details, see On reflection. Collaborating In 2013: Improved collaboration when delivering excellence to our clients such as KNPC, US Army, QCG, Vale, Eskom, among others; also strengthened collaboration between E&I and Clean Energy in Japan Through our High Value Delivery Centres started delivering projects, such as an FPSO (Floating, Production, Storage and Offloading) vessel conversion project Awarded many awards throughout 2013 – supply chain excellence award, strengthening British-Kuwaiti relationships award, environmental tracking award, ConocoPhillips Award, Top International Design Firm award and many others In 2013 we launched a tool to help us collaborate better – AMECnet + Yammer!

Improving In 2013: Resourcing – almost 450 people recruited each month but as projects finish, overall employee numbers stay the same Global mobility - improved the global mobility programme, relocated around 300 people across three business units Development - AMEC Academy continued to provide employees with consistent training and development, some new courses introduced, e.g. Customer Essentials, sustainability training, anti-bribery and corruption training, and others Employee engagement – started rolling out ‘Why AMEC’, a project to engage our people and enhance AMEC’s reputation as an employer Over 70 per cent of you now feel engaged – are you one of them? In 2013 we will focus on further improvement in each of these areas Engaging our people for success AMEC was listed among the 20 ‘most in demand’ employers in the UK on LinkedIn AMEC has been selected as a Top Employer in Canada many times AMEC won Oil & Gas UK People Development Award

Improving in everything we do In 2013: Made great progress around our shared services programme, opened a new Shared Service Centre in Manila which will help us achieve efficiencies through smoother processes The worldwide implementation of the AMEC Way has progressed further, bringing value to those who have adopted it Introduced the self assessment tool enabling the business to measure themselves against the six elements of the Project Delivery policy, thus ensuring consistency Continued to transform the way we work and deployment of Microsoft Dynamics AX will make us more efficient, improve our business processes and support growth “The AMEC Way has provided us with effective management tools to ensure we’re on the best path forward.” Paul Hewitt, Project Director, Australia For more details, see On reflection. “Many of our clients expect us to execute our projects consistently and the AMEC Way will make that a reality once fully implemented.” Peter Bailey, Director of Projects and Construction Management, US

Collaborating Growing while delivering excellence In 2013 we grew in many positive ways: Added new customers and grew with existing ones Fostered strategic relationships with several clients (e.g. Talisman, Enel, BP, KNPC, K+S, ArcelorMittal, EDF and others) Grew in capability, working together across our operations Developed as teams and individuals Acquired AES Corp. to grow our nuclear capability in the Americas “We started with 20 people and we’ve grown to around 50. The job gave us credibility so we can now show the client what great engineers we have.” Tom Mathie, Head of Engineering, AMEC Larastia, Malaysia How did your area / operating unit contribute to growth? “We always look for solutions. Some tend to look for problems and leave clients with them. We go out of our way to anticipate and develop solutions so that there’s no lost time and the project is completed successfully.” Rob Smith, Chief Engineer, US Growing

Growing – firm offer for Foster Wheeler The combination of AMEC and Foster Wheeler is a compelling proposition as it will: Position us to serve across the whole oil and gas value chain, adding mid and downstream capabilities to our existing upstream focus and bringing new customer relationships Connect AMEC to an internationally recognised brand with a similar culture to ours Improve our geographic footprint, in particular in the Growth Regions and Latin America Provide annual cost saving synergies Combine two highly skilled workforces with industry-leading engineering and project management expertise Fast facts about Foster Wheeler: Approximately 13,000 employees in more than 30 countries Doing business for more than 115 years 2013 market capitalisation: $3bn More information on http://www.fwc.com/ Growing

2015 and beyond – in practice Collaborating: Creating a third ‘hub’ in Growth Regions Incentivising collaborative behaviours Moving away from silos we created in the past Ensuring mobility of key, skilled individuals Improving Prioritising those activities which lead to growth Channelling more work through High Value Delivery Centres Recruiting the right people, ready for growth Ensuring MDAX implementation delivers efficiencies Adopting the AMEC Way to ensure consistency in our delivery Growing Ensuring we consider the full range of AMEC’s capabilities when we talk to our customers What else can you think of?

How do you fit in? You’ve now seen a few examples which demonstrate ‘2015 and beyond’ Can you relate your PDR objectives to these elements? Try - have a conversation with your line manager and see how you can link your PDR objectives to ‘2015 and beyond’ Think about whether and how your area can improve efficiencies Do not work in silos, find out as much as possible about what the other parts of AMEC do so that you have all the answers when your clients ask – now you can do that through AMECnet + Yammer! Regularly share knowledge and expertise with your colleagues And if you have a great idea how to collaborate, improve and grow, share it with your line manager, Group President or even CEO! Collaborating Improving Growing

Any questions? Feedback? “We have achieved a lot in 2013 so far in line with ‘2015 and beyond’. I am happy with the progress of the company; however, there is always room for improvement. “Going forward, we need to continue to build a flexible, responsive, agile organisation that can withstands knocks and take advantage of opportunities. “I really do appreciate and thank you for all the hard work and effort you have shown so far.” Samir Brikho Chief Executive Last word

Business unit information If you need to add more local information, please duplicate and tailor this slide to make the presentation more relevant to your business unit (Europe, Americas, Growth Regions) or operating unit / function (Clean Energy, Mining, HR, IT, etc)